

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

John J. Flynn
Chief Executive Officer
Open Lending Corporation
1501 S. MoPac Expressway
Suite 450
Austin, TX 78746

      Re: Open Lending Corporation
          Draft Registration Statement on Form S-1
          Filed November 20, 2020
          CIK No. 0001806201

Dear Mr. Flynn:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance